Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                                     Date, Time and Place: On April 29, 2019, at 10:30 a.m., at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, CEP 01452-919 the Board of Directors of Suzano S.A. (the “Company”) held the Meeting.

2.                                     Attendance: The following directors of the Company were present at the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director) and Rodrigo Kede de Freitas Lima (Director).

3.                                     Chairman and Secretary: Mr. David Feffer chaired the Meeting and Mr. Vitor Tumonis Machado acted as secretary.

4.                                     Agenda: To discuss and vote on: (i) the election of a new member to the Board of Directors of the Company in accordance with Article 17, Sole Paragraph, of the Bylaws of the Company; and (ii) the election of the members of the Statutory Audit Committee of the Company in accordance with Article 25, Second Paragraph, of the Bylaws of the Company.

5.                                     Minutes in summary form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.                                     Resolutions: After analyzing and discussing the matters on the agenda, the Directors unanimously decided as follows, without reservations:

6.1.                           In accordance with Article 17, Sole Paragraph, of the Bylaws of the Company, to approve the election of Ms. ANA PAULA PESSOA (individual tax ID (CPF/MF) no. 865.873.407-25 and identity document (RG) no. 06.329.796-4 IFP/RJ), Brazilian, married, economist; resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua General Tasso Fragoso 33, bloco 5, apto. 401, CEP 22470-170, as member of the Board of Directors of the Company, to hold office until the end of the current term, initiating in April 29, 2019, included, and to be ended on the date of the Annual Shareholders Meeting that deliberates on the financial statements for the fiscal year ending December 31, 2019, coinciding, therefore, with the end of the term of the other members of the Board of Directors of the Company previously elected.

6.1.1.                          It is recorded that the Director herein elected in accordance with item 6.1 above, (i) is an independent director pursuant to the Listing Regulations of the Novo Mercado segment of the B3 S.A. - Brasil, Bolsa, Balcão, (ii) will take office on this date upon signing the respective Declaration of Appointment and adherence to the arbitration clause referred to in Article 40 of the Novo Mercado Regulations; and (iii) is not subject to any impediments established by law.

6.2.                           To approve the election of the following members to the Statutory Audit Committee, to serve a term of two (2) years as from this date: CARLOS BIEDERMANN (individual tax ID (CPF/MF) no. 220.349.270-87 and identity document (RG) no. 9003183911 SSP/RS), Brazilian, married, technical administrator; resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, at Rua João Caetano, 507, apt. 301, Bloco 02, Três Figueiras, CEP 90.470-260; ANA PAULA PESSOA, above qualified; RODRIGO KEDE DE FREITAS LIMA, (individual tax ID (CPF/MF) no. 013.620.537-24 and identity document (RG) no. 09038423-1 SSP/RJ), Brazilian, married, mechanical engineer, resident and domiciled in the city and state of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, 1909, 26º andar, Torre Norte — São Paulo Corporate Tower , Vila Olímpia, CEP 04543-907, and MARCELO MOSES DE OLIVEIRA LYRIO (individual tax ID (CPF/MF) no746.597.157-87 and identity document (RG) no. 59.168.992-3 SSP/SP), Brazilian, divorced, economist, resident and domiciled in the city and state of São Paulo, with business address at Av. Horácio Lafer, 160, 13º andar, CEP 01414-003. Ms. ANA PAULA PESSOA is designated coordinator of the referred Committee and Mr. CARLOS BIEDERMANN is designated the financial expert.

7.                                     Closure: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all Board Members present. Presiding: David Feffer — Chairman; Vitor Tumonis — Secretary. Directors: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director) and Rodrigo Kede de Freitas Lima (Director).

This is a true copy of the original drawn up in the records of the company.

São Paulo, SP, April 29, 2019.

Vitor Tumonis

Secretary